

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2007

Mr. Thierry Le Roux
Chief Operating Officer
Compagnie Generale de Geophysique-Veritas
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris, France

> **Re:** **Compagnie Generale de Geophysique-Veritas**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 7, 2007**
> **File No. 001-14622**

Dear Mr. Le Roux:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Operating and Financial Review and Prospects, page 37

EBITDA, page 55

1.   With regard to your disclosure of a non-GAAP measure labeled EBITDA:

- The acronym EBITDA refers specifically to earnings before interest, tax, depreciation and amortization. However, your measure also adjusts earnings for stock option expense. We will not object to your using such a measure as a liquidity measure but request that you rename it to avoid investor confusion.

- Your disclosure states that you provide this non-GAAP measure because investors use it to determine your operating cash flow and historical ability to meet debt service and capital expenditure requirements. As a measure of liquidity, therefore, your measure should be compared to the most directly comparable liquidity measure, which we believe would be net cash provided by operating activities as presented on your consolidated statements of cash flows.

Please comply in future filings. Refer to the requirements of Regulation S-K, Item 10(e).

Financial Statements

Note 16 – Provisions for Liabilities and Charges, page F-41

2. The tabular presentation of liabilities and charges appears to contain mathematical errors. In this regard, we note that certain rows do not appear to cross foot. Please review and consider for purposes of future filings.

Note 19 – Analysis by Operating Segment and Geographic Zone, page F-46

3. Please explain to us why you do not believe that each of CGG Services' "strategic business units," as described by you on pages 24 and 37, constitutes a segment as defined by IAS 14. Provide your analysis under IAS 14 for periods prior to and following the Veritas acquisition.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant